EXHIBIT 99.1

Just Energy Provides Update on Listing of its Shares

TORONTO, March 19, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that it has given notice to the Toronto Stock Exchange (the “TSX”) that the Company will voluntarily delist its common shares from the TSX. This action is being taken by the Company in response to the TSX notifying the Company that the TSX would be conducting a review of the eligibility for continued listing on TSX of the Company’s common shares as a result of the Initial Order granted to the Company under the Companies’ Creditors Arrangement Act (“CCAA”) and related order in the United States.

The Company plans to apply to the TSX Venture Exchange (the "TSX-V") to transition the trading of its common shares from the TSX to the TSX-V. While the Company expects that trading in its shares will transition from the TSX to the TSX-V, there is no guarantee that the TSX-V will approve the trading in the Company’s shares or that such transition will occur.

The delisting of the Company’s common shares does not impact the Company’s continued business operations or services to its customers across North America. “We remain focused on supporting our customers and working with our stakeholders and dedicated employees as we move forward through the process,” said Scott Gahn, Just Energy’s President and Chief Executive Officer.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including statements with respect to the delisting of the shares of the Company from the TSX and the listing of the shares on the TSX-V and the timing thereof; and the ability of the Company to continue to operate in the ordinary course and without interruption. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar bankruptcy legislation in the United States; the outcome of any invoice dispute with ERCOT; obtaining relief to delay payment of certain ERCOT settlement invoices; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group